One Williams Center P.O. Box 2400 Tulsa, OK 74102-2400 918/573-2000

September 28, 2011

Via Edgar

Ms. Jennifer Thompson

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Williams Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 4, 2011

File No. 001-32599

Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 4, 2011

Form 8-K

Filed June 1, 2011

File No. 001-04174

Transcontinental Gas Pipe Line Company, LLC

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 24, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 4, 2011

File No. 001-07584

Dear Ms. Thompson:

On behalf of Williams Partners, L.P. (“WPZ”), The Williams Companies, Inc. (“WMB”) and Transcontinental Gas Pipe Line Company, LLC (“Transco” and collectively with WPZ and WMB, the “Companies”), this letter responds to your letter, dated September 7, 2011 (the “Comment Letter”), regarding the above-referenced filings. Each response of the Companies is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter, which appears in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

Williams Partners, L.P.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Year-Over-Year Operating Results, page 53

1.	We note your analysis of the change in segment revenues for your Gas Pipeline segment. Segment revenues for this segment increased by $14 million from 2009 to 2010; however, the factors you have quantified as contributing to this change result in an aggregate increase in segment revenues of only $9 million. Additionally, we note that your analysis of the increase in segment profit from 2008 to 2009 in your Midstream segment on page 59 quantifies factors contributing to $59 million of the $82 million increase. In future filings, please quantify to the greatest extent possible the significant factors that contribute to the changes in your results. Refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

It is our intent to provide the reader with a clear and complete analysis of the significant factors that materially affect our results. In future filings we will focus on the completeness of all of our variance analyses in respect of the guidance contained in Item 303(a)(3) of Regulation S-K and the Commission’s Release No. 33-8350.

Financial Statements, page 74

Note 17. Contingent Liabilities and Commitments, page 105

2.

We note your disclosure on page 105 under the heading “Summary” that were an unfavorable ruling to occur for certain of your litigation, arbitration, regulatory matters and environmental matters, you believe there exists the possibility of a material adverse impact on your results of operations in the period in which the ruling occurs. Furthermore, you disclose that you believe the ultimate resolution of the foregoing matters, taken as a whole and after consideration of amounts accrued, insurance coverage, recovery from customers or other indemnification arrangements, will not have a material adverse effect on your future liquidity or financial position. It is unclear to us whether these statements are intended to

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

convey that the amount or range of any reasonably possible additional losses are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

This response has been prepared in a manner that addresses this comment for WMB, WPZ, and Transco. While the Staff’s comment referenced a Form 10-K disclosure, we have prepared the response as of June 30, 2011, as it is the most recent period included in the Staff’s review. Addressing the comment as of December 31, 2010, would not change the conclusions in our response.

In preparing our contingent liabilities and commitment disclosure, we considered the guidance in ASC 450-20-50, including whether individual or aggregate estimated ranges of reasonably possible losses were required for those matters where an accrual has not been made or an exposure to loss exists in excess of the amount accrued. As discussed below, for those matters where we are able to reasonably estimate a range, we determined that the aggregate estimated reasonably possible losses in excess of amounts accrued for WMB, WPZ and Transco were immaterial to these registrant’s annual results of operations, liquidity and financial position. Where we cannot reasonably estimate a range of loss, we have made such disclosures. For certain of such matters, we have already enhanced the disclosure in quarterly filings as more information has become available during 2011. However, as is also discussed below, we acknowledge that certain additional clarifying modifications to our contingent liability and commitment disclosures might be helpful to the reader and we have provided suggested changes for these entities’ future filings.

WMB

As of June 30, 2011, WMB had aggregate estimated reasonably possible losses in excess of amounts accrued of approximately $85 million, of which approximately $42 million relates to former businesses reported as discontinued operations. This $85 million relates to approximately 20 separate, unrelated matters of which the largest individual amount is approximately $18 million. WMB’s full-year 2011, forecasted midpoint, pre-tax income is approximately $1.3 billion and so even the most unlikely situation would result in a full $85 million charge, representing only 6 percent of forecasted pre-tax income. In making our materiality assessment of these matters to our forecasted results of operations we considered it would be highly unlikely that all or a significant number of these matters would result in a charge at the maximum of the currently estimated range of reasonably possible loss in any one annual period. Additionally, WMB’s full-year 2011, forecasted midpoint, cash flow from operations is approximately $3.1 billion and WMB has approximately $9 billion of total equity as of June 30, 2011. As a result, we concluded that ASC 450’s requirements to provide estimated additional reasonably possible loss amounts were not applicable given the immateriality of these amounts to WMB.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

WPZ

As of June 30, 2011, WPZ had aggregate estimated reasonably possible losses in excess of amounts accrued of approximately $17 million. This $17 million relates primarily to three, separate unrelated matters of which the largest individual amount is approximately $8.5 million. WPZ’s full-year 2011, forecasted midpoint, net income is approximately $1.35 billion and so even the most unlikely situation would result in a full $17 million charge, representing an immaterial 1.3 percent of forecasted net income. Additionally, WPZ’s full-year 2011, forecasted midpoint, cash flow from operations is approximately $2.15 billion and WPZ had approximately $5.1 billion of total equity as of June 30, 2011. As a result, we concluded that ASC 450’s requirements to provide estimated additional reasonably possible loss amounts were not applicable given the immateriality of these amounts to WPZ.

Transco

Similarly, as of June 30, 2011, Transco had immaterial aggregate estimated reasonably possible losses in excess of amounts accrued that represented approximately 3.3 percent of full-year 2011, forecasted midpoint, net income and only 1.8 percent of full-year 2011, forecasted midpoint, cash flow from operations. Transco had approximately $4.0 billion of total equity as of June 30, 2011. As a result, we concluded that ASC 450’s requirements to provide estimated additional reasonably possible loss amounts were not applicable given the immateriality of these amounts to Transco.

The “Summary” paragraph included in all three registrants’ contingent liabilities and commitment notes was intended to inform and remind readers of the inherent limitations that exist in estimating the exposure to contingent liabilities and commitments. We intend to modify the summary paragraph in future filings to clarify the relationship of this summary paragraph to the specific materiality considerations otherwise made in the disclosure. For example, to the extent still applicable in future filings, the summary paragraph could be modified to read as follows:

Summary

We estimate that for all matters for which we are able to reasonably estimate a range of loss, including those noted above and others that are not individually significant, our aggregate reasonably possible losses beyond amounts accrued for all of our contingent liabilities are immaterial to our future annual results of operations, liquidity and financial position. These calculations have been made without consideration of any potential recovery from third parties. We have disclosed all significant matters for which we are unable to reasonably estimate a range of possible loss.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

Litigation, arbitration, regulatory matters, environmental matters and safety matters are subject to inherent uncertainties and there always exists uncertainty about our future results of operations. As a result, if an unforeseen, unfavorable event occurred, there exists the possibility of a material adverse impact on the results of operations in the period in which the event occurs. Management, including internal counsel, currently believes that the ultimate resolution of these matters, taken as a whole, will not have a material adverse effect upon our future liquidity or financial position. In certain circumstances, we may be eligible for insurance recoveries, or reimbursements from others. Any such recoveries or reimbursements will be recognized only when realizable.

3.	It appears that the estimates associated with your loss contingencies are net of any third-party recoveries. If our understanding is correct, please clearly disclose this. To the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

•	The nature of these uncertainties or limitations;

•	Estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and

•	When you accrue for these recoveries.

We recognize liabilities for loss contingencies in accordance with ASC 450-20-25. As such, loss contingencies are recorded independently from (i.e., not netted with) any potential claim for recovery from third-parties. We consider potential recoveries from third parties a gain contingency and, in accordance with ASC 450-30-25, any such recoveries or reimbursements are recognized only when realizable.

4.	Please tell us how you considered the guidance in ASC 410-30 and SAB Topic 5:Y in recognizing environmental liabilities arising from your operations and in your disclosures regarding such matters. Please be detailed in your response.

WMB

As disclosed in Note 16, Contingent Liabilities and Commitments – Environmental Matters in WMB’s 2010 Form 10-K, WMB has recognized approximately $49 million of environmental remediation liabilities as of December 31, 2010. Environmental liabilities associated with WMB’s continuing operations aggregate approximately only $18 million with the majority of those liabilities relating to the regulated gas pipeline businesses for which costs are expected to be recovered from customers through rates. We do not expect the estimated reasonably possible

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

exposure amounts in excess of amounts accrued associated with these sites to be material. The remainder of WMB’s environmental liabilities, aggregating approximately $31 million, relates to former businesses we no longer operate and are reported in discontinued operations. Approximately half of these sites are assessed as more mature with a lower likelihood of additional material future cost exposure. The single largest site accrual for assessment and remediation is $14 million. Overall, we do not presently expect such reasonably possible future losses associated with these former operations to be material in any annual period. For the three years ended December 31, 2010, pre-tax charges to operations for all of WMB’s environmental sites aggregated only $35 million. These charges are insignificant relative to WMB’s December 31, 2010 total equity of $8.6 billion and 2010 cash flow from operations of $2.7 billion.

WPZ

WPZ has recognized approximately $18 million of environmental remediation liabilities as of December 31, 2010. The majority of these liabilities relate to the regulated gas pipeline businesses for which costs are expected to be recovered from customers through rates. We do not expect the reasonably possible exposure amounts in excess of amounts accrued associated with these sites to be material. For the three years ended December 31, 2010, charges to operations for all of WPZ’s environmental sites aggregated only $15 million. These charges are insignificant relative to WPZ’s December 31, 2010 total equity of $5.1 billion and 2010 cash flow from operations of $1.8 billion.

Transco

Transco has recognized approximately $4 million of environmental remediation liabilities as of December 31, 2010. Costs associated with these liabilities are expected to be recovered from customers through rates. We do not expect the reasonably possible exposure amounts in excess of amounts accrued associated with these sites to be material. For the three years ended December 31, 2010, charges to operations for all of Transco’s environmental sites aggregated only $4 million. These charges are insignificant relative to Transco’s December 31, 2010 total equity of $3.8 billion and 2010 cash flow from operations of $516 million.

Recognizing Environmental Liabilities

We follow the accounting recognition and measurement requirements set forth in ASC 410-30 with respect to our environmental remediation liabilities whereby we record estimated liabilities when we determine that a loss is probable and the amount of the loss can be reasonably estimated. Recorded amounts are often based on our best estimates of the most likely costs of assessment and remediation that are derived from completed assessment studies, preliminary results of studies and our experience with other similar cleanup operations. We do not presently anticipate that other potentially responsible party matters will materially affect our accruals for these obligations.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

Disclosing Environmental Liabilities

The disclosures required by ASC 410-30 and SAB Topic 5:Y are provided within the contingent liabilities and commitments disclosures of the notes to the financial statements and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” After giving consideration to the magnitude of our environmental remediation obligations and recorded amounts, we considered the following matters in determining the extent of our disclosures:

•	The nature of our environmental loss contingencies and remediation activities, recorded amounts, and circumstances affecting the reliability of our estimates.

•

That the costs for these matters are inherently difficult to estimate and thus our estimates for these matters may require future modification to comply with the actual contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and due to other legal challenges.

•

Our joint and several liability with other potentially responsible third parties for certain environmental remediation activities related to properties we currently own and for properties we no longer own. We disclosed that such cost sharing arrangements exist, but did not provide further disclosure about these arrangements as the assessment and remediation for these sites is not significant and we have adequately established the likelihood of contribution by the other responsible parties.

•	That the costs of remediation activities will be recovered from customers through rates for our gas pipelines and funded through operations for our other businesses.

•

The significant environmental laws and regulations to which we are subject, the relevant governing authorities and the anticipated impact on our future operating costs and capital expenditures to limit and monitor hazardous substances and pollutants.

See our response to Comment 2 above that provides a modified summary to be included in future filings regarding loss contingencies, including environmental matters.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Financial Statements, page 3

Note 1. Organization, Basis of Presentation and Description of Business, page 7 Description of Business, page 8

5.

We note your disclosure in the last bullet point at the top of page 9 that your Midstream segment includes an equity interest in Overland Pass Pipeline Company, LLC (OPPL). We also note your disclosure in the last paragraph on page 23 of your March 31, 2011 Form 10-Q that you own a 50 percent interest in OPPL and that

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

effective April 1, 2011 you became the operator of this entity. Please tell us what consideration you gave to whether consolidation of OPPL was appropriate. Refer to ASC 810.

ASC 810 notes that the usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner. As we do not have a majority voting interest in OPPL, we also considered whether we control OPPL through our role as operator.

OPPL has two members: us (Operating Member) and another member (Other Member). The Operating Member and the Other Member each own a 50 percent interest in OPPL. The operations and activities of OPPL are governed by a Limited Liability Company Agreement (Agreement).

Pursuant to the Agreement, OPPL is managed exclusively by the Members acting through the Management Committee (Committee), which is comprised of one representative designated by each member. Additionally, the Agreement provides for the engagement of an independent director whose selection is made by unanimous approval of both members. The primary responsibility of the independent director is to resolve tie votes of the Members. Currently, no such independent director has been engaged by the Committee.

All decisions and actions with respect to OPPL are made and taken by virtue of a majority vote of the Committee, except for various matters which require a unanimous vote and certain other matters delegated to the Operating Member. While the Agreement vests in the Operating Member power and authority to conduct the day-to-day operation, maintenance and repair of the pipeline and the managerial administrative duties relating thereto, it reserves the substantive decision-making authority in the Committee.

The Agreement specifically requires unanimous approval by the Committee of the following matters:

•

Approval of the annual business plan, which includes operating and capital expenditure budgets, insurance coverage, activities proposed to be undertaken, projected financial statements, proposed investment of any of OPPL’s funds, and any other material information relevant to the development, operation, management and sale of OPPL assets or business.

•	The terms of any operating agreement to be executed between OPPL and the Operating Member.

•	Sale, purchase, lease, exchange, transfer, abandonment or other similar disposition by OPPL of any material asset.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

•	Mortgage, financing, refinancing, pledge, encumbering, abandonment or other similar disposition of OPPL of any material asset.

•	Modifications to the pipeline, including construction of any extension or lateral.

•

Changing the character of the service provided by the pipeline including the introduction of substances other than natural gas liquids and changing the quality specifications of the natural gas liquids transported.

Based on the significance of the matters requiring approval by the Committee and which cannot be made solely by the Operating Member, we concluded that the Other Member has substantive participating rights in OPPL. Considering this, we believe that we do not control OPPL and thus accounting for our investment under the equity method is required.

Williams Companies, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

General

6.	Comments on the Williams Partners 1934 Act periodic reports should be applied to the Williams Companies periodic reports, to the extent applicable.

We have considered the comments on WPZ as they apply to WMB, and, where considered appropriate, specifically included responses pertaining to WMB within those specific comment responses.

Financial Statements, page 84

Note 18. Segment Disclosures, page 139

7.	We note that during fiscal 2010, you revised your segment presentation to collapse your former Midstream and Gas Pipeline reportable segments into a new Williams Partners segment. However, we note that in the stand-alone financial statements of Williams Partners, L.P. you continue to have separate reportable Gas Pipeline and Midstream segments for these same operations. Please explain to us why these two segments are no longer separately reportable segments for Williams Companies. In doing so, please tell us:

•	Whether Gas Pipeline and Midstream represent two operating segments that you have aggregated into one reportable segment and, if so, how they meet all the criteria for aggregation.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

•	What specific types of reports and information your CODM reviews on a regular basis, the level of disaggregation and the items included.

•

We note that your Chief Executive Officer and Chief Financial Officer are the same individuals who serve as the Chief Executive Officer and Chief Financial Officer of Williams Partners, L.P. You disclose that Williams Partners has no separate employees and is managed by you. Your response should specifically address who serves as the CODM for each of these entities to clarify the apparent inconsistency that Gas Pipeline and Midstream have discrete financial information reviewed by the CODM of Williams Partners but do not have discrete financial information reviewed by the CODM of Williams Companies.

In February 2010, WMB completed restructuring transactions that resulted in a substantial portion of the assets from its former Midstream and Gas Pipeline segments being contributed into its consolidated master limited partnership, Williams Partners L.P. (WPZ). Following these transactions and the related change in the presentation of information provided to WMB’s CODM, the operating segments of WMB were reevaluated considering the guidance in ASC 280. This consideration of ASC 280 focused on:

•

The overall “management approach” described throughout ASC 280-10-05 due to the separate governance and operating objectives of WMB versus WPZ, recognizing the inherent conflict of interests associated with the overlap of management between the organizations,

•

The characteristic of an operating segment, as described in ASC 280-10-50-1, that its operating results are regularly reviewed by the CODM to make decisions about resource allocation and performance assessment, and,

•

That both the form of the information provided to the CODM and the basis for resource allocation and performance evaluation decisions by the WMB CODM fundamentally changed following the restructuring transactions.

The Williams Partners segment is wholly comprised of WPZ. The management approach utilized by the WMB CODM considers WPZ as a distinct entity when allocating resources and evaluating performance. This approach is based on the following:

•

WMB and WPZ maintain significant financial separation. For example, WPZ is structured to be self-funding and maintains its own bank lines of credit and cash management that are separate and distinct from those of WMB. WPZ has a lower cost of capital than WMB, which enables WPZ to pursue projects with expected levels of return that may not be viable for WMB’s other businesses. Capital projects of WPZ are dependent solely on its cash flow from operations or ability to obtain debt or equity funding.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

•

WMB and WPZ maintain significant corporate governance separations. WPZ is managed by its general partner and is thus subject to the governance of the Board of Directors of its general partner. The independent Directors of the general partner’s Board are unaffiliated with WMB and constitute a “conflicts committee” that can control all decisions relevant to any conflict that may exist between WPZ and WMB.

•

WMB owns the general partner of and a significant limited partner interest in WPZ (totaling an approximate 75 percent interest as of June 30, 2011), along with incentive distribution rights. As such, WMB operates as a holding company with respect to WPZ, relying on cash distributions from WPZ.

•	Investment decisions made at WMB are based on the expected total cash distributions from WPZ without regard to the underlying attributes of the components comprising WPZ.

•	WPZ is managed with a focus on distributable cash flows, which is different from other WMB segments and unique to WPZ’s master limited partnership form of organization.

WMB reports regularly provided to the WMB CODM include:

•	Monthly segment profit “flash” results — this report provides a preliminary indication of total monthly segment profit for each reportable segment.

•

Monthly Financial Comments — this report includes consolidated financial statements (income statement, balance sheet and statement of cash flows) with comparisons to prior periods and/or annual plan amounts. Information is presented on a level of detail generally consistent with the same financial statements included in our quarterly and annual SEC compliance reports.

•	Quarterly and annual SEC compliance reports — the CODM receives both draft and final copies of Form 10-Q and Form 10-K filings.

•

Board of Directors Reports — these reports are submitted by the Executive Officers and provide updates on their respective areas of responsibility, including operational matters, business development opportunities, market updates, and certain operational and financial performance metrics. Consolidated financial performance is summarized in the Chief Financial Officer’s report and includes historical, annual plan and forecast financial information disaggregated by reportable segments.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

Consistent with and considering the information presented in these reports and considering the previously described management approach utilized by the WMB CODM, we consider Williams Partners to be a single operating segment from a WMB perspective.

The WMB CODM role is performed by its Chief Executive Officer. As noted in the comment, this person is also the Chief Executive Officer of Williams Partners GP LLC, the general partner of WPZ, and in this capacity, is also the WPZ CODM. The separate and distinct role of the WPZ CODM incorporates a focus on evaluating the performance of the underlying Gas Pipeline and Midstream businesses, as well as allocating the resources available to WPZ between those businesses. Thus, WPZ’s financial reports present disaggregated information at the Gas Pipeline and Midstream level.

Even though the same person functions as CODM for both WPZ and WMB, the two organizations are managed in a fundamentally different and separate manner as previously described. Thus the segment reporting follows the way management views each entity. We believe our presentation is representative of how WMB’s CODM views and manages the business and is thus consistent overall with the “management approach” described throughout ASC 280-10-05.

8.	In addition, we note that beginning in the first quarter of 2011 you revised your segment presentation to report your Canadian midstream and domestic olefins operations which were previously included in your Other segment as a separate segment. Based on the revised disclosures, it appears that these operations exceeded the thresholds for separate segment reporting set forth in ASC 280-10-50-12 for the 2010 and 2008 fiscal years before and after the revisions relating to the discontinued Arkoma basin operations. Please provide us with the following information:

•

Whether you previously aggregated these operations with other operations to report them within the Other segment. If so, please tell us how these operations met all the criteria for aggregation with the other operations within the Other segment at December 31, 2010.

•	What specific types of reports and information your CODM reviewed for these operations on a regular basis in the prior years, the level of disaggregation and the items included.

As disclosed in our filings and consistent with ASC 280-10-50-15, the Other category includes other business activities that are not operating segments (those business operations not separately presented to and reviewed by the CODM). As described further below, prior to the first quarter

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

of 2011, the operating results of the Canadian midstream and domestic olefins businesses were not regularly reviewed by the CODM and thus were not considered operating segments. Therefore it was not necessary to evaluate the aggregation criteria.

Prior to our 2010 restructuring, our Canadian midstream and domestic olefins operations were reported within the former Midstream segment. The former Midstream segment was comprised of various operations, including these, but it did not represent an aggregation of operating segments. The information regularly reviewed by the CODM was presented at the total Midstream level and was not disaggregated into lower level detail. Thus, none of the component operations met the definition of an operating segment.

Our Canadian midstream and domestic olefins operations were not part of the midstream assets that were contributed to WPZ as part of the 2010 restructuring. Subsequent to the restructuring, these businesses were reported within the Other category as they still did not meet the definition of an operating segment based on the information regularly reviewed by the CODM. As they were not operating segments, evaluation of the quantitative thresholds in ASC 280-10-50-12 was not required. Furthermore, we note that our reported segments constituted more than 75 percent of our consolidated revenue, meeting the requirement of ASC 280-10-50-14.

The reports utilized by the CODM for resource allocation and performance evaluation decisions are consistent with those described in our response to Comment 7 above.

Form 8-K, Filed June 1, 2011

9.	We note that Exhibit 23.1 to your Form 10-K, filed on February 25, 2010, provided a consent of your independent registered accounting firm to the incorporation by reference of their report dated February 24, 2011 into various registration statements previously filed by you. We note that in this Form 8-K you filed recast audited financial statements and included a dual dated report of your independent accountants on these recast financial statements. However, we note that you have not filed an updated consent of your independent accountants to the incorporation by reference of this new dual dated report into your previously filed registration statements. Please revise or explain.

Based on our review of this filing, the updated consent of our independent accountants was included as Exhibit 23.1 of the Form 8-K filed June 1, 2011. Please refer to: http://www.sec.gov/Archives/edgar/data/107263/000095012311055801/c64609exv23w1.htm

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Recent Events, page 31

10.	We note your disclosure in the fifth paragraph on page 31 that during the second quarter of 2011 you became a member of Oil Insurance Limited (OIL), an energy industry mutual insurance company which shares losses among its members. Please tell us and disclose in future filings your exposure to contingent liabilities arising from your membership in OIL, if any, including the amount or range of such potential liabilities. If such an estimate cannot be made, please disclose this along with the reasons why an estimate cannot be made. If you have withdrawal liability in the event you decide to terminate your membership in OIL, please disclose in future filings the amount of such withdrawal liability at each balance sheet date. Please refer to ASC 450-10.

OIL is a mutual insurance company which insures specific property, pollution liability and other catastrophic risks. WMB joined OIL in the second quarter of 2011 and all coverage is effective on that date. Coverage is for a calendar year period and members can only terminate their membership in OIL and coverage as of the end of the calendar year. When OIL incurs losses, those losses create an immediate contractual obligation from the members, payable through premiums over a five year period. As part of its membership, WMB is contractually committed to pay a withdrawal premium if it elects to withdraw from OIL.

OIL calculates the withdrawal premium annually based on incurred losses, WMB’s level of coverage and the composition of the covered assets. On a quarterly basis, OIL provides its members with an estimate of year to date incurred losses and WMB records quarterly its total share of incurred losses to be paid over the subsequent five years. As the withdrawal premium represents WMB’s total share of incurred losses for which it has yet to pay premiums to OIL, WMB’s policy of recording quarterly its total share of incurred losses results in a liability approximating its withdrawal premium as of the current balance sheet date. As the estimates of these losses change over time, WMB will recognize its total share of such estimates. As of June 30, 2011, WMB’s recorded losses were less than $1 million and thus do not warrant disclosure.

Transcontinental Gas Pipe Line Company, LLC

Form 10-K for Fiscal Year Ended December 31, 2010

General

11.	Comments on the Williams Partners 1934 Act periodic reports should be applied to the Transcontinental Gas Pipe Line Company, LLC periodic reports, to the extent applicable.

We have considered the comments on WPZ as they apply to Transco, and, where considered appropriate, specifically included responses pertaining to Transco within those specific comment responses.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 4. Controls and Procedures, page 20

12.	We note your disclosure that an evaluation of the effectiveness of the design and operation of your Disclosure Controls was performed as of the period covered by this report. Please confirm to us, if true, that such evaluation was performed as of the end of the period covered by this report and revise your disclosure in future filings to make this clear.

The evaluation of the effectiveness of the design and operation of our Disclosure Controls was performed as of the end of the period covered by this report. In future filings we will use the following language to make this point clear.

An evaluation of the effectiveness of the design and operation of our Disclosure Controls was performed as of the end of the period covered by this report.

Each of the Companies hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Thompson

Securities and Exchange Commission

September 28, 2011

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 573-3437.

Sincerely,

/s/ Ted T. Timmermans

Ted T. Timmermans
Vice President Controller and Chief Accounting Officer, The Williams Companies, Inc.

cc:	Richard M. Russo, Gibson, Dunn & Crutcher LLP

Sandra Snyder, Securities and Exchange Commission